

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 7, 2016

Shane Evangelist
Chief Executive Officer
U.S. Auto Parts Network, Inc.
16941 Keegan Avenue
Carson, California 90746

Re: **U.S. Auto Parts Network, Inc.**
   Preliminary Proxy Statement on Schedule 14A
   Filed April 8, 2016
   File No. 001-33264

Dear Mr. Evangelist:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Lisa M. Kohl for

                Mara L. Ransom
                Assistant Director
                Office of Consumer Products